

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 18, 2011

Mr. James A. Edmiston
Chief Executive Officer
Harvest Natural Resources, Inc.
1177 Enclave Parkway, Suite 300
Houston, Texas 77077

> **Re:** **Harvest Natural Resources, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed March 16, 2010**
> **Schedule 14A Filed April 9, 2010**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2010**
> **Filed August 9, 2010**
> **Response Letter Dated September 14, 2010**
> **Response Letter Dated November 22, 2010**
> **File No. 001-10762**

Dear Mr. Edmiston:

We have reviewed your response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2009

Executive Summary, page 1

1. Your proposed disclosure in response to our prior comment one raises additional questions regarding your organizational structure. Please modify your disclosure to address the following:

- You note your interest in HNR Finance is indirectly owned. What is the form of your ownership interest in HNR Finance such that you have determined it appropriate to consolidate HNR Finance given it is not a directly owned subsidiary? Is HNR Finance a variable interest entity or a consolidated joint venture? Please elaborate on the accounting basis for your consolidation.

- We note from your response that Oil & Gas Technology Consultants (Netherlands) Coöperatie U.A., is a controlled affiliate of Venezolana de Inversiones y Construcciones Clerico, C.A. ("Vinccler"). Please disclose the nature of the relationship between these entities and whether there is any other relationship between Harvest Natural Resources, Inc. and either of these companies other than your joint ownership of HNR Finance.

- What is Harvest Vinccler, S.C.A. and how does this entity fit into the Company's structure? What is the form of organization for this entity and where is it domiciled? How do you account for its activities (e.g. is it consolidated, equity method ownership, etc.) and what is your accounting basis for doing so?

In your response to this comment, please provide us a sample of your complete proposed narrative disclosure of your organizational structure.

2. We note your response to our prior comment one in which you assert an organizational chart is not necessary and may be more confusing to the reader than the narrative provided. In order to enable us to evaluate your assertion and the adequacy of your proposed narrative disclosure, please supplementally provide us with an organizational chart or similar depiction of your organizational structure including your significant operating and ownership entities. Your chart or depiction may omit dormant or non-substantive entities which have not been previously referenced in your filing or responses. In responding to this comment, you may consider Exchange Act Rule 12b-4 and/or Rule 83 of the Freedom of Information Act in regards to your supplemental information.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 26

3. As of December 31, 2008, Petrodelta, S.A. reported accounts receivable of 575.7 million Bolivars which increased by 240.7 million Bolivars in 2009 to 816.4 million Bolivars as of December 31, 2009. Please expand your management's discussion and analysis to identify and discuss the nature of and causes for the increase in these accounts receivable. Please also expand your disclosure to discuss the factors you considered in assessing the adequacy of the allowance for doubtful accounts when accounting for your equity interest

       in Petrodelta. In your response to this comment, please provide us with your proposed expanded management's discussion and analysis.

Closing Comments

     You may contact James Giugliano at (202) 551-3319, Kimberly L. Calder at (202) 551-3701, or Mark Shannon, Branch Chief, at (202) 551-3299 if you have questions regarding comments on the financial statements and related matters. Please contact John Lucas at (202) 551-3650, or in his absence, Timothy Levenberg at (202) 551-3707 or me at (202) 551-3745 with any other questions.

              Sincerely,

              H. Roger Schwall
              Assistant Director